EXHIBIT 99.2

News release dated February 8, 2017, Suncor Energy reports fourth quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2016 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (funds from operations, operating earnings (loss) and Oil Sands operations cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor's interest in Syncrude's operations.

Calgary, Alberta (Feb. 8, 2017) – "Suncor generated $2.4 billion in cash in the fourth quarter thanks to strong contributions from all of our assets and our focus on cost management," said Steve Williams, president and chief executive officer. "Reliable performance throughout the year has helped us overcome challenging crude pricing and the major production outage associated with the Fort McMurray forest fires, resulting in annual cash flow significantly exceeding our annual sustaining capital and dividend commitments."

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Funds from operations (previously referred to as cash flow from operations) of $2.365 billion ($1.42 per common share), driven by higher benchmark crude pricing, increased production at Oil Sands and Exploration and Production (E&P), lower operating costs at Oil Sands operations and E&P, as well as solid Refining and Marketing (R&M) earnings. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.791 billion ($1.68 per common share).

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Operating earnings of $636 million ($0.38 per common share) and net earnings of $531 million ($0.32 per common share), including an R&M first-in, first-out (FIFO) gain of $114 million.

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Suncor achieved a new quarterly crude production record of 738,500 barrels of oil equivalent per day (boe/d), which included 187,000 barrels of oil per day (bbls/d) of Syncrude production, reflecting additional Syncrude working interests acquired in 2016 and significantly improved Syncrude reliability.

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Oil Sands operations cash operating costs per barrel decreased to $24.95 for the fourth quarter of 2016 from $28.00 in the prior year quarter. During the same periods, Syncrude cash operating costs per barrel decreased to $32.55 from $40.15.

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Suncor successfully reached agreements to sell its Petro-Canada lubricants business and its interest in the Cedar Point wind facility. Both transactions closed in the first quarter of 2017, with cash received of $1.4 billion. This brought total anticipated divestment proceeds to $2.0 billion since the start of 2016, significantly exceeding the company's target of $1.0 to $1.5 billion.

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Subsequent to the end of the quarter, Suncor's Board of Directors approved an increase to the company's dividend to $0.32 per common share, an increase of 10%, demonstrating the company's commitment and ability to generate cash flow and return cash to shareholders, even in a low commodity price environment.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Suncor recorded fourth quarter 2016 operating earnings of $636 million ($0.38 per common share), compared to an operating loss of $26 million ($0.02 per common share) in the prior year quarter. The increase in operating earnings is primarily attributed to improved benchmark crude pricing, an R&M FIFO gain and higher Syncrude operating earnings, which were a result of the acquisition of additional working interests in 2016 and significantly improved Syncrude upgrader reliability. Lower operating costs at both Oil Sands operations and E&P also contributed to the improvement.

Funds from operations (previously referred to as cash flow from operations) was $2.365 billion ($1.42 per common share) compared to $1.294 billion ($0.90 per common share) in the fourth quarter of 2015, with the improvement being attributed to the same factors noted above in operating earnings.

Net earnings were $531 million ($0.32 per common share) in the fourth quarter of 2016, compared with a net loss of $2.007 billion ($1.38 per common share) in the prior year quarter. In addition to the operating earnings factors noted above, net earnings for the fourth quarter of 2016 included an unrealized after-tax foreign exchange loss of $222 million on the revaluation of U.S. dollar denominated debt, a non-cash after-tax mark to market gain of $188 million on interest rate derivatives for future debt issuance and $71 million of after-tax derecognition charges. The net loss in the prior year quarter included $1.599 billion of non-cash impairment charges and an unrealized after-tax foreign exchange loss of $382 million on the revaluation of U.S. dollar denominated debt.

Operating Results

Suncor's total upstream production achieved a new quarterly record of 738,500 boe/d in the fourth quarter of 2016, compared with 582,900 boe/d in the prior year quarter. The increase was primarily due to the additional 41.74% ownership interest in Syncrude acquired during 2016, combined with significantly improved Syncrude upgrader reliability. Higher E&P production in the fourth quarter of 2016 was offset by slightly lower production at Oil Sands operations, when compared to the prior year period.

Despite continued strong Oil Sands operations production of 433,400 bbls/d in the fourth quarter of 2016, there was a slight decrease from 439,700 bbls/d in the prior year quarter due to increased unplanned maintenance in the fourth quarter of 2016. The production mix in the fourth quarter of 2016 was favourably impacted by an increased proportion of synthetic crude oil (SCO), as a result of a decrease in planned upgrader maintenance compared to the prior year quarter. The increase in SCO production was offset by a decrease in non-upgraded bitumen production.

Oil Sands operations cash operating costs per barrel decreased in the fourth quarter of 2016 to $24.95, compared to $28.00 in the prior year quarter, due to lower operating expenses as a result of the company's ongoing cost reduction initiatives, partially offset by higher natural gas prices.

Suncor's share of Syncrude sweet SCO production was 187,000 bbls/d in the fourth quarter of 2016, compared to 30,900 bbls/d in the prior year quarter. The significant increase is due to additional Syncrude working interests acquired in 2016, combined with continued strong upgrader reliability. Upgrader utilization was 102% of nameplate capacity in the period, compared to 73% in the prior year quarter. Syncrude's cash operating costs per barrel in the fourth quarter of 2016 decreased to $32.55/bbl from $40.15/bbl in the prior year quarter, due primarily to increased production, partially offset by higher operating expenses attributed to higher natural gas prices.

Production volumes in E&P increased to 118,100 boe/d in the fourth quarter of 2016, compared to 112,300 boe/d in the prior year quarter, primarily due to production from new wells at Hibernia and reservoir optimization combined with improved reliability at Terra Nova, partially offset by planned maintenance at Buzzard and natural declines at White Rose.

Average refinery crude throughput was 427,300 bbls/d compared with 430,200 bbls/d in the prior year quarter.

"Our cost reduction efforts have resulted in significant savings in the year, well exceeding the targets we set out in early 2016, and the improvement in Syncrude's reliability in consecutive periods has been impressive," said Williams. "We have achieved a step change in operating efficiency this year, which has resulted in cash operating costs per barrel at our Oil Sands operations being consistently below $25, excluding the impact of the forest fires."

Strategy Update

Significant progress on key growth projects, Fort Hills and Hebron, continued in the fourth quarter of 2016, as well as investment in existing assets to ensure continued safe, reliable and efficient operations. The disciplined execution of the company's 2016 capital plan resulted in capital expenditures of $5.986 billion, excluding capitalized interest, which was within the revised guidance range of $5.8 billion to $6.0 billion. The revised capital guidance represented a decrease of over $1.0 billion from the midpoint of the original range.

The Fort Hills project was more than 76% complete at the end of the fourth quarter of 2016, with the remaining work to be based at site. Activity in the period included completion of the secondary extraction module program; construction in secondary extraction and utilities has achieved peak activity and continues to focus on productivity and achieving critical milestones. Early-works sustaining activities that will support the execution of the mine and tailings plan following the commencement of production also continued in the fourth quarter.

The company has assessed the impact of the construction delay due to the forest fires in the second quarter of 2016, and other construction changes associated with the complexity and scale of secondary extraction detailed design development, and now estimates the overall cost of the Fort Hills project to be between $16.5 and $17.0 billion. Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion. The majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range. In addition, the company has increased the nameplate capacity to 194,000 bbls/d after optimization and technical review. With these changes, Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen. First oil continues to remain on track for late 2017.

Construction of the Hebron project continued in the fourth quarter of 2016, with the integrated topside modules being successfully towed out to the deepwater construction site and mated with the gravity-based structure in the period. First oil from the project continues to be on track for late 2017. Growth capital at E&P also included drilling of a second exploration well at the Shelburne Basin off the east coast of Canada, with the costs subsequently charged to exploration expense within the period, as well as development drilling at Hibernia and White Rose.

"Bringing our key major growth projects, Fort Hills and Hebron, to first oil by the end of this year continues to be a top strategic priority for us," said Williams. "We are encouraged by key milestone achievements at both Fort Hills and Hebron and with the increased capacity of Fort Hills, which means we expect to achieve the capital intensity targets established at the time we sanctioned the Fort Hills project in 2013."

Oil Sands operations' focus in the fourth quarter of 2016 was on ensuring continued safe, reliable and efficient operations and progress was made on key reliability, safety and environmental performance projects. Capital spending in the fourth quarter of 2016 included continued construction of the East Tank Farm Development and completion of planned maintenance at Upgrader 1, which commenced in the third quarter of 2016.

The fourth quarter of 2016 also included an increased share of Syncrude sustaining capital, which was primarily focused on key reliability, safety and environmental projects.

Suncor successfully reached agreements to sell its Petro-Canada lubricants business and its interest in the Cedar Point wind facility. Both transactions closed in the first quarter of 2017, with cash received of $1.4 billion. This brought total anticipated divestment proceeds to $2.0 billion since the start of 2016, significantly exceeding the company's target of $1.0 to $1.5 billion.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2016	2015	2016	2015

Net earnings (loss)	531	(2 007)	445	(1 995)

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	222	382	(524)	1 930

Non-cash mark to market gain on interest rate swaps(2)	(188)	—	(6)	—

Derecognition and impairments(3)	71	1 599	71	1 599

Impact of income tax rate adjustments on deferred taxes(4)	—	—	(180)	17

Non-cash loss on early payment of long-term debt(5)	—	—	73	—

COS acquisition and integration costs(6)	—	—	38	—

Gain on significant disposal(7)	—	—	—	(68)

Restructuring charges(8)	—	—	—	57

Insurance proceeds(9)	—	—	—	(75)

Operating earnings (loss)(1)	636	(26)	(83)	1 465

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor's fourth quarter report to shareholders dated February 8, 2017 (the Quarterly Report).

(2)
Non-cash gain on interest rate swaps resulting from an increase in long-term interest rates in the Corporate segment.

(3)
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment as a result of the uncertainty of future benefits from these assets, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets. During the fourth quarter of 2015, the company recorded after-tax impairment charges of $798 million on certain offshore E&P assets as a result of declining crude oil pricing, $415 million against the company's Libyan assets, $290 million on the company's interest in the Joslyn mining project and $96 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(4)
The year ended December 31, 2016 was impacted by an adjustment to the company's deferred income taxes resulting from a 10% decrease in the United Kingdom (U.K.) tax rate on oil and gas profits from the North Sea. The year ended December 31, 2015 was impacted by a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea, which was more than offset by a 2% increase in the Alberta corporate income tax rate.

(5)
Charges associated with early repayment of debt in the Corporate segment.

(6)
Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

(7)
After-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the R&M segment.

(8)
Restructuring charges related to cost reduction initiatives in the Corporate segment.

(9)
Business interruption insurance proceeds on the Terra Nova asset in the E&P segment.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on November 17, 2016. For further details and advisories regarding Suncor's 2017 corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings (loss) and Oil Sands operations cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the Quarterly Report. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the anticipated divestment proceeds of $2.0 billion since the start of 2016; and Suncor's growth projects, including: (i) statements around the Fort Hills project, including that the overall cost of the project is estimated to be between $16.5 and $17.0 billion, Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion, that the majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range, nameplate capacity of 194,000 bbls/d, the expectation that the company's total capital intensity for the project will remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen, that first oil from the project remains on track for late 2017, that the remaining work will be based at site, and that early-works sustaining activities will support the execution of the mine and tailings plan following the commencement of production; and (ii) statements around the Hebron project, including first oil expected in late 2017. In addition, all other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The Quarterly Report and Suncor's Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W.,

Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company's profile on SEDAR at sedar.com or EDGAR at [_[HTML ]_]sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come.

A full copy of Suncor's fourth quarter 2016 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor's updated Investor Relations presentation, including comprehensive updates on Fort Hills and Syncrude, is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

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